                       ---------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 13D/A
                                (AMENDMENT NO.1)
                    Under the Securities Exchange Act of 1934

                             CANISCO RESOURCES, INC.
                                (Name of Issuer)

                             ---------------------

                    COMMON STOCK, $.0025 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                   137587-10-1
                                 (CUSIP Number)

                             ---------------------

                               Mr. C. Byron Snyder
                          1502 Augusta Drive, Suite 425
                              Houston, Texas 77057
                                 (713) 243-7300
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                             ---------------------

                                 August 9, 1999
             (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement
               on Schedule 13G to report this acquisition which is
                 the subject of this Schedule 13D, and is filing
                this Schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box: [ ].

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
                          Act (however, see the Notes).

                             ---------------------

                                Page 1 of 6 Pages

                                                               Page 2 of 6 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D
           -----------
================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              SCC Investment I, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
      7       SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

               PN
================================================================================

                                                               Page 3 of 6 Pages


CUSIP NO.: 137587-10-1            SCHEDULE 13D
           -----------

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              SCC Investment II, LLC
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
      7       SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO (Limited Liability Company)
================================================================================

                                                               Page 4 of 6 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D
           -----------
================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Sterling City Capital, LLC
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY
--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
      7       SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              0
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO (Limited Liability Company)
================================================================================

                                                               Page 5 of 6 Pages


                                  SCHEDULE 13D

         Introductory Note: All information herein with respect to Canisco Resources, Inc., a Delaware corporation ("CANRC"), is to the best knowledge and belief of the Reporting Persons, as defined herein.

         This Amendment No. 1 (the "Amendment") amends and supplements the
Schedule 13D (the "Schedule 13D") filed by SCC Investment I, L.P., a Texas limited partnership ("SCC I"), SCC Investment II, LLC, a Texas limited liability company ("SCC II") and Sterling City Capital, LLC, a Texas limited liability company ("Sterling City," and together with SCC I and SCC II, the "Reporting Persons"), with the Securities and Exchange Commission on April 26, 1999. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

         Pursuant to the letter (the "Termination Letter"), dated August 9, 1999, a copy of which is attached as an exhibit to this Amendment, SCC I and Sterling City have terminated the Securities Purchase Agreement dated April 16, 1999, among CANRC, Sterling City and SCC I.

Item 5.  Interest in Securities of CANRC

         Item 5 of the Schedule 13D is hereby amended by adding the following paragraph:

         Pursuant to the Termination Letter, the Securities Purchase Agreement has been terminated. As a result, none of the Reporting Persons has any beneficial ownership of any shares of capital stock of CANRC.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of CANRC.

         Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:

         Pursuant to the Termination Letter, the Securities Purchase Agreement was terminated.


Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

         5. Letter dated August 9, 1999 from SCC I and Sterling City to CANRC.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 1999.                    SCC INVESTMENT I, L.P.

                                           By:    SCC Investment II, LLC,
                                                  its General Partner

                                           By:    Sterling City Capital, LLC,
                                                  its sole member

                                           By:    /s/ C. Byron Snyder
                                                  ------------------------------
                                           Name:  C. Byron Snyder
                                           Title: President of Sterling City
                                                    Capital, LLC


Dated: August 11, 1999.                    SCC INVESTMENT II, LLC

                                           By:    Sterling City Capital, LLC,
                                                  its sole member

                                           By:    /s/ C. Byron Snyder
                                                  ------------------------------
                                           Name:  C. Byron Snyder
                                           Title: President of Sterling City
                                                    Capital, LLC


Dated: August 11, 1999.                    STERLING CITY CAPITAL, LLC


                                           By:    /s/ C. Byron Snyder
                                                  ------------------------------
                                           Name:  C. Byron Snyder
                                           Title: President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
  5                         Letter Dated August 9, 1999 from SCC I
                            and Sterling City to CANRC.